Exhibit 99.1

ATS To Acquire Biomedical Research & Life Sciences Water

Purification Equipment Provider Avidity Science

09/22/2023

CAMBRIDGE, ON / CNW / - ATS Corporation (TSX: ATS) (NYSE: ATS) (“ATS” or the “Company”) a leading automation solutions provider, today announced it has entered into a definitive agreement to acquire Avidity Science, LLC (“Avidity”), a growing designer and manufacturer of automated water purification solutions for biomedical and life science applications, for US$195 million (~C$265 million), representing 11.2x Avidity’s projected calendar 2023 adjusted EBITDA1,2, or 10.3x Avidity’s projected calendar 2023 synergy-adjusted EBITDA1,2. The Company expects US$1.5 million of cost and commercial synergies by year 3, and US$2.6 million of cost and commercial synergies by year 5. The acquisition is subject to customary post-closing adjustments.

“ATS works to support our customers in all areas of life sciences from research, to drug discovery, right through to commercial production,” said Andrew Hider, Chief Executive Officer of ATS Corporation. “Avidity’s capabilities provide researchers confidence in their data during key stages of drug discovery, development and testing through their water purification and delivery systems.”

Founded in 1969 and based in Waterford, Wisconsin, Avidity offers automated watering systems for critical environments where strict variable controls and integrity are crucial. It serves a diverse global customer base of pharmaceutical, biopharma, healthcare, government, and academic research facilities. In its financial year ended December 31, 2022, Avidity generated revenues of US$81.9 million, and a 20.4% adjusted EBITDA margin2. Approximately 40% of Avidity’s revenue is reoccurring2 in nature, and includes the sale of consumables, SaaS, and aftermarket service and support. Avidity employs approximately 380 skilled professionals across six facilities in the United States, United Kingdom, China, and Japan.

“This acquisition will bolster our value proposition for both new and existing customers, in addition to aligning well with other accretive acquisitions we have made,” added Prakash ‘Cash’ Mahesh, Group Executive for ATS Life Sciences. “It also supports our ATS Life Sciences purpose of positively impacting the quality of life for billions of people around the world.”

1 Forecasted adjusted EBITDA as of December 31, 2023.

2 Adjusted EBITDA is a non-IFRS measure, adjusted EBITDA margin is a non-IFRS ratio, and reoccurring revenues is a supplementary financial measure. See “Non-IFRS and Other Financial Measures” and “Reconciliation of Non-IFRS Measures to IFRS Measures” below.

The transaction is expected to close in the fourth calendar quarter of 2023, pending completion of customary regulatory filings. ATS plans to fund the acquisition with cash and by drawing on its revolving credit facility, which will result in a pro forma leverage of 2.5x net debt to the last twelve months adjusted EBITDA3,4.

Conference call and webcast today

ATS will host a conference call and webcast at 8:30 a.m. Eastern Time today to discuss the acquisiton. The listen-only webcast can be accessed live at www.atsautomation.com. The conference call can be accessed live by dialing (416) 764-8688 or (888) 390-0546 five minutes prior. A replay of the conference will be available on the ATS website following the call. Alternatively, a telephone recording of the call will be available for one week (until midnight September 29, 2023) by dialing (416) 764-8677 and entering passcode 128787 followed by the number sign.

About ATS Corporation

ATS Corporation is an industry-leading automation solutions provider to many of the world’s most successful companies. ATS uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added services including pre-automation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers in markets such as life sciences, food & beverage, transportation, consumer products, and energy. Founded in 1978, ATS employs over 6,500 people at more than 60 manufacturing facilities and over 80 offices in North America, Europe, Asia, and Oceania. The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ATS.

About Avidity Science

Avidity Science is a worldwide leader in water purification and delivery, control and monitoring and service solutions for the life science and biomedical research communities. Since 1969, our mission has been to enable science to improve the quality of life. With operations in the United States, Europe, and Asia, we are a trusted partner to the global research community through differentiated technology and support. For more information about our company, please visit www.AvidityScience.com.

3 Net debt to adjusted EBITDA is a non-IFRS ratio, see “See “Non-IFRS and Other Financial Measures” below.

4 Pro forma net debt to adjusted EBITDA includes figures for ATS as of July 2, 2023, combined with Avidity forecasted figures as of December 31, 2023.

Forward-looking Statements

This press release contains certain statements that may constitute forward-looking information and forward-looking statements within the meaning of applicable Canadian and United States securities laws (“forward-looking statements”). All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial and territorial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts regarding possible events, conditions, or results of operations that ATS believes, expects or anticipates will or may occur in the future, including, but not limited to: the completion of the acquisition of Avidity; Avidity’s projected adjusted EBITDA; the estimated future synergies; ATS’s value proposition; and the projected debt leverage ratio.

Forward-looking statements are inherently subject to significant known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of ATS, or developments in ATS’ business or in its industry, to differ materially from the anticipated results, performance, achievements, or developments expressed or implied by such forward-looking statements. Important risks, uncertainties, and factors that could cause actual results to differ materially from expectations expressed in the forward-looking statements include, but are not limited to, the impact of regional or global conflicts; general market performance including capital market conditions and availability and cost of credit; performance of the markets that ATS serves; industry challenges in securing the supply of labour, materials, and, in certain jurisdictions, energy sources such as natural gas; impact of inflation; interest rate changes; foreign currency and exchange risk; the relative strength of the Canadian dollar; risks related to customer concentration; risks related to a recession, slowdown, and/or sustained downturn in the economy; impact of factors such as increased pricing pressure, increased cost of energy and supplies, and delays in relation thereto, and possible margin compression; the regulatory and tax environment; the emergence of new infectious diseases and pandemics, including the potential resurgence of COVID-19 and/or new strains of COVID-19 and collateral consequences thereof, including the disruption of economic activity, volatility in capital and credit markets, and legislative and regulatory responses; the effect of events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transaction counterparties, or other companies in the financial services industry generally, or concerns or rumours about any events of these kinds or other similar risks, that have in the past and may in the future lead to market-wide liquidity problems; energy shortages and global prices increases; that closing is delayed or prohibited as a result of the inability to complete closing conditions; that Avidity does not meet its projected adjusted EBITDA targets; that the expected synergies are not realized; that the acquisition does not bolster ATS’s value proposition for new and/or existing customers; the debt leverage ratio is not achieved as projected; and other risks and uncertainties detailed from time to time in ATS’ filings with securities regulators, including, without limitation, the risk factors described in ATS’ annual information form for the fiscal year ended March 31, 2023, which are available on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.com and on the U.S. Securities Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) at www.sec.gov. ATS has attempted to identify important factors that could cause actual results to materially differ from current expectations, however, there may be other factors that cause actual results to differ materially from such expectations.

Forward-looking statements are necessarily based on a number of estimates, factors, and assumptions regarding, among others, management’s current plans, estimates, projections, beliefs and opinions, the future performance and results of the Company’s business and operations; the ability of ATS to execute on its business objectives; and general economic and political conditions, and global events, including the COVID-19 pandemic.

Forward-looking statements included in this press release are only provided to understand management’s current expectations relating to future periods and, as such, are not appropriate for any other purpose. Although ATS believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. ATS does not undertake any obligation to update forward-looking statements contained herein other than as required by law.

Non-IFRS and Other Financial Measures

Throughout this press release management refers to certain non-IFRS measures, non-IFRS ratios and supplementary financial measures. The term “adjusted EBITDA” is a non-IFRS measure, “adjusted EBITDA margin”, and “net debt to adjusted EBITDA” are non-IFRS ratios, and “reoccurring revenue” a supplementary financial measure, all of which do not have any standardized meaning prescribed within International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures presented by other companies. Such measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted EBITDA is defined as net income excluding income tax expense, net finance costs, depreciation and amortization before items excluded from management’s internal analysis of operating results, such as amortization expense of acquisition-related intangible assets, acquisition-related transaction and integration costs, restructuring charges, the mark-to-market adjustment on stock-based compensation and certain other adjustments which would be non-recurring in nature (“adjustment items”). Adjusted EBITDA margin is an expression of the Company’s adjusted EBITDA as a percentage of revenues. Net debt to adjusted EBITDA is the ratio of the net debt of the Company (cash and cash equivalents less bank indebtedness, long-term debt, and lease liabilities) to adjusted EBITDA. Reoccurring revenues are defined as contracts to provide ancillary products and services associated with equipment sales and contracts with customers who purchase non-customized ATS products at regular intervals.

Adjusted EBITDA and adjusted EBITDA margin are used by the Company to evaluate the performance of its operations. Management believes that adjusted EBITDA is an important indicator of the Company’s ability to generate operating cash flows to fund continued investment in its operations. The adjustment items used by management to arrive at these metrics are not considered to be indicative of the business’ ongoing operating performance. Management uses net debt to adjusted EBITDA as a measurement of leverage of the Company. Reoccurring revenues are used by the Company to understand the revenue portfolio of the Company. Management believes that ATS shareholders and potential investors in ATS use these additional IFRS measures and non-IFRS financial measures in making investment decisions and measuring operational results.

Reconciliation of Non-IFRS Measures to GAAP Measures

The following is a reconciliation of adjusted EBITDA to net income for the twelve months ended May 31, 2023.

(In thousands of U.S. dollars)	Twelve Months Ended May 31, 2023
Adjusted EBITDA	$16,499
Less: management adjustments	1,996
Less: depreciation and amortization expense	8,186
Earnings from operations	$6,317
Less: net finance costs	4,458
Less: provisions for income taxes	480
Net income	$1,379

For more information, contact: David Galison Head of Investor Relations ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 dgalison@atsautomation.com	For general media inquiries, contact: Matthew Robinson Director, Corporate Communications ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 mrobinson@atsautomation.com

SOURCE: ATS Corporation